THE REAL BROKERAGE INC.

Consolidated Financial Statements
December 31, 2021

Symbol: REAX | Building your future, **together**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Real Brokerage Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in The Deloitte Global Network

Tel Aviv, Israel

March 18, 2022

We have served as the Company's auditor since 2014.

THE REAL BROKERAGE, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)

	For the Year Ended
	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$29,082	$21,226
Restricted cash	47	47
Investments in available-for-sale securities at fair value	8,811	-
Trade receivables	254	117
Other receivables	23	221
Prepaid expenses and deposits	448	89
TOTAL CURRENT ASSETS	38,665	21,700
NON-CURRENT ASSETS
Intangible assets	451	-
Goodwill	602	-
Property and equipment	170	14
Right-of-use assets	109	193
TOTAL NON-CURRENT ASSETS	1,332	207
TOTAL ASSETS	39,997	21,907

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	6,604	815
Other payables	3,351	64
Lease liabilities	91	85
TOTAL CURRENT LIABILITIES	10,046	964
NON-CURRENT LIABILITIES
Lease liabilities	40	130
Accrued stock-based compensation	2,268	15
Warrants outstanding	639	-
TOTAL NON-CURRENT LIABILITIES	2,947	145
TOTAL LIABILITIES	12,993	1,109

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share Premium	63,397	21,668
Stock-based compensation reserves	6,725	2,760
Deficit	(30,127)	(18,448)
Other Reserves	(347)	-
Treasury Stock, at cost	(12,644)	-
EQUITY ATTRIBUTABLE TO OWNERS	27,004	5,980
Non-controlling interests	-	14,818
TOTAL EQUITY	27,004	20,798
TOTAL LIABILITIES AND EQUITY	39,997	21,907

THE REAL BROKERAGE, INC.
CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Year Ended
	December 31, 2021	December 31, 2020
Revenues	$121,681	$16,559
Cost of Sales	110,587	14,405
Gross Profit	11,094	2,154

General and administrative expenses	10,573	3,658
Marketing expenses	7,808	905
Research and development expenses	3,979	405
Other income	(249)	(168)
Operating Loss	(11,017)	(2,646)

Listing expenses	-	835
Finance expenses	662	140
Net Loss	(11,679)	(3,621)
Other comprehensive income/(loss):
Unrealized losses on available for sale investment portfolio	(352)	-
Foreign currency translation adjustment	5	-
Comprehensive loss	$(12,026)	$(3,621)
Loss per share
Basic and diluted loss per share	$(0.07)	$(0.04)
Weighted-average shares, basic and diluted	170,483	101,847

THE REAL BROKERAGE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Non-Controlling Interests	Total Equity (Deficit)
Balance at, January 1, 2020	1,265	1,622	-	-	(14,827)	-	-	(11,940)
Total loss and comprehensive loss	-	-	-	-	(3,621)	-	-	(3,621)
Shares issued to former ADL shareholders	271	-	-	-	-	-	-	271
Increase in ADL shares and options	459	-	-	-	-	-	-	459
Shares issued via private placement	1,588	-	-	-	-	-	-	1,588
Conversion of series A shares	11,750	-	-	-	-	-	-	11,750
Conversion of convertible debt	250	-	-	-	-	-	-	250
Exercise of stock options	2	-	-	-	-	-	-	2
Shares issued via private placement	500	-	-	-	-	-	-	500
Shares issued via Pipe transaction	-	-	-	-	-	-	14,818	14,818
Warrants issued via Pipe transaction	5,583	-	-	-	-	-	-	5,583
Equity-settled share-based compensation	-	1,138	-	-	-	-	-	1,138
Balance at, December 31, 2020	21,668	2,760	-	-	(18,448)	-	14,818	20,798

Balance at, January 1, 2021	21,668	2,760	-		(18,448)	-	14,818	20,798
Total loss and comprehensive loss	-	-	5	(352)	(11,679)	-	-	(12,026)
Exercise of warrants	26,475	-	-	-	-	-	-	26,475
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(12,644)	-	(12,644)
Release of vested common shares from employee benefit trusts	229	-	-	-	-	-	-	229
Conversion of preferred shares into common shares	14,818	-	-	-	-	-	(14,818)	-
Exercise of stock options	207	-	-	-	-	-	-	207
Equity-settled share-based payment	-	3,965	-	-	-	-	-	3,965
Balance at, December 31, 2021	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004

THE REAL BROKERAGE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

	For the Year Ended
	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES
Total loss and comprehensive loss	$(12,026)	$(3,621)
Adjustments for:
Depreciation	213	91
Equity-settled share-based payment transactions	4,030	1,138
Listing expenses		459
Gain on available-for-sale investment portfolio	(223)	-
Unrealized loss on available-for-sale investment portfolio	352
Finance expenses	565	140
Stock compensation payable (RSU)	2,253	15
Changes in operating asset and liabilities:
Trade receivables	(137)	(61)
Other receivables	198	(211)
Prepaid expenses and deposits	(359)	(56)
Accounts payable and accrued liabilities	5,789	479
Other payables	3,287	24
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	3,942	(1,603)

INVESTING ACTIVITIES
Investments in available-for-sale securities	(8,940)	-
Purchase of property and equipment	(172)	(16)
Acquisition of subsidiaries consolidated for the first time	(1,099)	-
NET CASH USED IN INVESTING ACTIVITIES	(10,211)	(16)

FINANCING ACTIVITIES
Proceeds from private placement	-	2,088
Additional proceeds from Qualifying Transaction (Note 4)	-	321
Proceeds from exercise of warrants	26,475	-
Proceeds from Pipe Transaction	-	20,401
Proceeds from issuance of convertible debt	-	250
Purchase of common shares for Restricted Share Unit (RSU) Plan	(12,644)	-
Proceeds from exercise of stock options	207	-
Payment of lease liabilities	(84)	(127)
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,954	22,933

Net change in cash and cash equivalents	7,685	21,314

Cash and equivalents, beginning of year	21,226	53
Fluctuations in foreign currency	171	(141)
CASH AND CASH EQUIVALENTS, END OF YEAR	$29,082	$21,226

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Conversion of series A preferred	$-	$11,750
Increase in ROU against lease liabilities	$84	$69
Warrants liability from acquisition	$65	$-

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

1. GENERAL INFORMATION

The Real Brokerage Inc. ("Real" or the "Company") is a technology-powered real estate brokerage firm, licensed in over 40 U.S. states, the District of Columbia, and 2 provinces in Canada with over 3,850 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd. incorporated on June 29, 2014 in Israel, Real PIPE, LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, Real Broker Commercial LLC incorporated on July 29, 2019 under the laws of the state of Texas, Real Broker BC Ltd. incorporated on February 23, 2021 in the province of British Columbia and Real Broker AB Ltd. incorporated on February 23, 2021 in the province of Alberta.

On January 11, 2021 Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. ("RealtyCrunch"). The transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184 Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with this acquisition, Real also granted 2,441 stock options ("Options"), which vest over a 4-year period. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has completed the determination to allocate purchase price among the assets purchased and amount attributable to goodwill.

On May 17, 2021, the TSX Venture Exchange (the "TSXV") accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021 and ending May 20, 2022, purchase up to 7,170 common shares of the Company ("Common Shares"), being approximately 5% of the total 143,404 Common Shares issued and outstanding as of April 30, 2021. The Company repurchased 4,906 of common shares in the amount of $12,644 as of December 31, 2021. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan (see Note 11(D)) for more information. The NCIB shall terminate on the earlier of April 20, 2022 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit ("RSU") payments well as deal with other administration matters. Through the Trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company's equity incentive plans to satisfy the Company's obligations in respect of redemptions of vested restricted share units ("RSUs") held by such designated participants. (see Note 11.D)) for more information.

On June 15, 2021 Real's common shares began trading on the NASDAQ Capital Market (the "NASDAQ") under the symbol "REAX". Trading of the Common Shares will continue on the TSXV under the same symbol, 'REAX". The purpose of the NASDAQ listing is to enhance shareholder value through improved visibility and increased trading liquidity.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

On August 16, 2021, the Company announced it has launched its operations in Alberta, Canada as "Real Broker AB", this marking the launch of its first international operations.

On December 3, 2021, Real completed the acquisition of the business assets and intellectual property of Scott Benson Real Estate Inc. in Ontario, Canada. The transaction was settled in cash for an aggregate purchase price of CAD $1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented.

A. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were authorized for issuance by the Board of Directors on March 18, 2022.

B. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31st each year. Control is achieved when the Company:

• Has the power over the investee

• Is exposed, or has rights, to variable returns from its involvement with the investee

• Has the ability to use its power to affect its returns

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries' accounting policies are in line with Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

C. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

D. Foreign currency translation

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of loss and other comprehensive loss within accumulated other comprehensive loss.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Foreign operations

The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into U.S. dollars at exchange rates at the date of the transactions. When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

E. Operating segments

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment. Management has applied judgment by consolidating its cost generating units (CGU) into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company's Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

F. Reclassification

Certain amounts in prior years consolidated financial statements have been reclassified to conform to the current year's presentation.

G. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to auxiliary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company will recognize revenues in the gross amount of consideration, to which it expects to be entitled to.

Please see Note 8 for more Information about the Company's revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Service contracts with real estate agents	Under service contracts with real estate agents, they enroll in an annual subscription plan to use the tech-platform	Revenue is recognized over time as the company provides promised services to real estate agents on a paid subscription plan

H. Share based compensation

The Company's real estate agents receive remuneration in the form of share-based compensation transactions, whereby those agents are entitled for restricted share units. In addition, the Company grants its employees and members of the board of directors remuneration in the form of share-based compensation transactions, whereby employees and the board of directors render services in consideration for equity instruments.

Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Restricted share unit plan

Under the restricted share unit plan, eligible participants receive restricted share units (RSUs), which generally vest over a period of one to three years. The expense in relation to RSUs earned in recognition of personal performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve. The expense in relation to RSUs purchased in the agent stock purchase plan are recognized at grant-date fair value with a corresponding increase in liability. The liability is classified into equity after the 12 - month holding period has passed. Please see Note 11 for more information about the Company's restricted share unit.

I. Income tax

Income tax expenses comprise of current and deferred tax. It is recognized in profit or loss, or items recognized directly in equity or in other comprehensive income.

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Current tax

Current tax comprises from expected payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using the tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Deferred tax

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

- Temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

J. Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that future economic benefits associated with the expenditure will flow to the Company.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer equipment:	3 years
Furniture and fixtures:	5-10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

K. Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are recognized on the Company's consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets - Policy

On initial recognition, a financial asset is classified as measured at: fair value; Fair Value through Other Comprehensive Income (FVOCI) - debt investment; FVOCI - equity investment; or Fair Value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Financial assets - Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

- how the performance of the portfolio is evaluated and reported to the Company's management;

- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

- the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company's continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

L. Share capital

i. Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transactions costs of an equity transaction are accounted for in accordance with IAS 12.

ii. Preferred Shares

Preferred shares are the shares that pay a fixed dividend prior to any distributions to the holders of the issuer's common stock. This payment is typically cumulative, so any delayed prior payments must be paid to the preferred stockholders before distributions can be made to the holders of common stock. As of December 31, 2019, the Company's preference shares were classified as liability, due to the rights of the holders to require a cash settlement not with in the control of the Company. On June 5, 2020, the 68,460 preferred shares were converted into equity. Please see Note 4 for the conversion of preferred shares in the qualifying transaction. AAs of December 31, 2021, the Company does not have preferred shares. Please see Note 5 for issuance of preferred shares in Real Pipe LLC.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

iii. Non - controlling interests

Non-controlling interest represents the portion of net income and net assets which the Company does not own, either directly or indirectly. It is presented as "Attributable to non-controlling interest" separately in the Consolidated Statements of Loss, and separately from shareholders' equity in the Consolidated Statements of Financial Position.

M. Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (CGU) that are expected to benefit from the synergies of the combination and represent the lowest level at which the goodwill is monitored for internal management purposes. The recoverable amount is the higher of the fair value less cost to sell and the value in use; where the value in use is the present value of the future cash flows. Goodwill is evaluated for impairment by comparing the recoverable amount of the Group's operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined.

N. Impairment

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of loss and other comprehensive loss consistent with the function of the assets, for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.

O. Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management's best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

P. Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of assets that are less than $5 per month including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Q. Business combinations

Business combinations are accounted for under the purchase method. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 'Business Combinations', are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Company assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within twelve months of the acquisition date.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. These adjustments are called measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. This accounting choice is made on a transaction-by-transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

R. Accounting policy development

Initial application of standards, interpretations and amendments to standards and interpretations

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform-Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.

Standards, interpretations, and amendments to standards not yet effective and not yet applied

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

S. Revenue Share

The Company has a revenue sharing plan where its agents and brokers can receive additional commission income from real estate transactions consummated by agents and brokers they have attracted to the Company. Agents and brokers are eligible for revenue share based on the number of qualifying active agents they have attracted to the Company. Revenue shares are included as part of Marketing Expenses in the consolidated statements of loss and other comprehensive loss.

T. Warrants Accounting

Warrants are a financial instrument that allow the holder to purchase stock of the issuer at a specified price during the warrant term. The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated balance sheets as this warrant is a free-standing financial instrument that may require the Company to transfer consideration upon exercise. Each warrant is initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant.

U. Intangible Assets

The Company's intangible assets are finite lived and consist primarily of trade name, technology and customer relationships. Each intangible asset is amortized on a straight-line basis over its useful life of 5 years. The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

V. Treasury Share

During the year ended December 31, 2021, the Company purchased 4,906 Common Shares which were classified as Treasury shares.

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In preparing these consolidated financial statements, management has made judgments estimates and assumptions that affect the application of the Company's accounting policies which are described in Note 2 and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

- Deferred taxes
Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years. These budgets and business plans are reviewed and approved by the Board of Directors. Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2021.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

- Measurement of fair values

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as a broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from third parties to support the conclusion of these valuations meet the requirements of the standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about assumptions made in measuring fair values is included in the following notes:

- Note 11 - share-based payment arrangements; and

- Note 19 - financial instruments.

4. QUALIFYING TRANSACTION

A. ADL Ventures Inc.

On June 5, 2020, Real completed reverse takeover transaction with ADL Ventures Inc. ("ADL"), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company's "Qualifying Transaction" under Policy 2.4 - Capital Pool Companies of the TSX-V.

On March 5, 2020, Real and ADL entered into a securities exchange agreement (the "Securities Exchange Agreement") pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by ADL in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

	Note	Number of Options	Number of Shares	Value
ADL shares and options issued and outstanding		1,200	9,100	271
Effect of transaction with ADL:
Increase in value of ADL shares and options issued to shareholders of ADL	B(i)	-	-	459
Shares issued pursuant to private placement	B(ii)	-	20,758	1,588
Shares and options issued to shareholders of Real	B(iii)	5,671	42,144	14,818
Conversion of Real series A preferred shares	B(iv)	-	68,460	11,750
Conversion of Real convertible debt	B(v)	-	3,295	250
ADL options exercised	B(vi)	-	675	2
Effect of Transaction on Share Capital		6,871	144,432	29,138

B. Transactions

i. Increase in value of ADL shares and options issued to shareholders of ADL

Accounting for the transaction under IFRS 2, Share-based payment arrangements, the fair value of the existing shares and options of ADL were increased by $459 in the year 2020.

ii. Shares issued pursuant to private placement

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the "Private Placement"). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction.

The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

iii. Shares and options issued to shareholders of Real

Real had 40,179 ordinary stock and 5,672 options, exchanged for Common Shares on a basis of 1 to 1.0083.

iv. Conversion of Real series A preferred shares

Immediately prior to the Qualifying Transaction, Real series A preferred shares were converted on a one-for-one basis into Real ordinary stock and exchanged for Common Shares on a basis of 1 to 1.0083.

v. Conversion of convertible debt

On February 17, 2020 and March 31, 2020, Real raised an aggregate of $250 by way of convertible loan, with the principal amounts converted immediately prior to the closing of the transaction at a price per share of $0.07587 which was in turn exchanged into Common Shares on a basis of 1 to 1.0083.

vi. ADL options exercised

Subsequent to the transaction, 675 of the ADL options were exercised into common shares.

5. PIPE TRANSACTION

On December 2, 2020, the Company completed an equity investment in private equity funds indirectly controlled by Insight Holdings Group, LLC (the "Insight Partners") for gross proceeds of USD $20 million (approximately CAD $26.28 million)

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Insight Partners were issued 17,287 preferred units (the "Preferred Units") of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that are exchangeable into the same number of common shares of the Company (Common Shares) and 17,287 share purchase warrants of the Company that are exercisable for Common Shares ("Warrants"). Each Warrant entitled the holder to subscribe and purchase one Common Share at an exercise price of $1.48 (CAD $1.9) for a period of 5 years, subject to certain acceleration terms.

On June 15, 2021, in connection with the listing of Real's common shares on the NASDAQ, Real delivered an Acceleration Notice to certain funds managed by Insight Partners providing for the acceleration of the expiry date to June 30, 2021, of an aggregate 17,287, previously issued Warrants. All Warrants held by Insight Partners were exercised into Common Shares for gross proceeds of $26.6 million (CAD $32.8 million) on June 28, 2021.

On August 3, 2021, Insight Partners were issued an aggregate of 17,287 Common Shares in exchange of the Insight Partners' Preferred Units in connection with the Forced Exchange Event.

6. REALTYCRUNCH ACQUISITION

On January 11, 2021, Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (the "RealtyCrunch Transaction"). The RealtyCrunch Transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184 Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with this acquisition, Real also granted 2,441 stock options ("Options"), which vest over a 4-year period. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has completed the determination to allocate purchase price among the assets purchased and amount attributable to goodwill. The expense incurred related to the acquisition was $38 for the year ended December 31, 2021.

The following table summarizes the fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Balance at, December 31, 2021
Identifiable assets acquired and goodwill
Proprietary Technology	563
Goodwill	602
Total Purchase Price	1,165
Cash Paid	1,100
Warrants Issued	65

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $563 as the fair value of the Company's developed technology and $602 as the residual goodwill.

7. SCOTT BENSON REAL ESTATE INC.

On December 3, 2021, Real completed the acquisition of the common shares of Scott Benson Real Estate Inc in Ontario, Canada. The transaction was settled in immaterial cash for an aggregate purchase price of one US Dollar. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and recorded an immaterial gain from bargain purchase. The Company has 12 months from the date of purchase to determine the purchase price allocation among the purchased assets and liabilities assumed and do not expect material adjustments to the bargain gain that was recognized.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Balance at December 31, 2021
Recognized amounts of assets acquired and liabilities assumed
Cash	1
Receivable Accounts	1,479
In Trust Cash	1,383
Accounts Payables and Accrued Liabilities	(1,462)
Held in Trust Funds	(1,383)
Other Payables	(18)
Net Assets Acquired	-
Consideration Paid	-
Gain from Bargain Purchase	-

Cash Flow
Consideration Paid	-
Cash Acquired	1
Cash From Investing Activities	1

8. REVENUE

A. Revenue streams and disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	For the Year Ended
	December 31, 2021	December 31, 2020
Main revenue streams
Commissions	120,957	16,427
Fee Income	711	88
Other	13	44
Total Revenue	121,681	16,559

Timing of Revenue Recognition
Products transferred at a point in time	121,668	16,515
Revenue from Contracts with Customers	121,668	16,515

Other revenue	13	44
Total Revenues	121,681	16,559

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

9. EXPENSES BY NATURE

	For the Year Ended
	December 31, 2021	December 31, 2020
Cost of Sales	110,587	14,405

Operating Expenses
General and Administration Expense	10,573	3,658
Salaries and Benefits	3,748	1,078
Stock Based Compensation for employees	1,333	744
Administrative Expenses	1,006	348
Consultancy Expenses	3,425	1,164
Depreciation Expense	213	91
Other General and Administrative Expenses	848	233
Marketing Expenses	7,808	905
Salaries and Benefits	327	-
Stock Based Compensation for employees	135	143
Stock Based Compensation for agents	2,194	69
Revenue Share	4,454	180
Other Marketing and Advertising Cost	698	513
Research and Development Expenses	3,979	405
Salaries and Benefits	840	-
Stock Based Compensation for employees	1,545	182
Other Research and Development	1,594	223
Total Cost of Sales and Operating Expenses	132,947	19,373

Finance Expenses

The following table summarizes detail behind Finance costs as reported in the Consolidated Statement of Income (Loss)

	For the Year Ended
Description	December 31, 2021	December 31, 2020
Unrealized loss on Warrants	574	-
Bank Fees	97	26
Interest Expense (Income)	(13)	108
Other	4	6
Total Finance Expenses	662	140

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

10. LOSS PER SHARE

A. Basic and Diluted loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of shares of common stock outstanding plus, if potentially dilutive common shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

	For the Year Ended
(in thousands of shares)	December 31, 2021	December 31, 2020
Issued ordinary shares at the beginning of the period	161,721	41,797
Effect of Qualifying Transaction	-	53,560
Effect of Warrant Exercise	8,762	5,211
Effect of Pipe Transaction	-	1,279
Effect of Conversion of Preferred Units	-	-
Weighted-average numbers of ordinary shares	170,483	101,847

Loss per share
Basic and diluted loss per share	(0.07)	(0.04)

11. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
Balance December 31 2019	5,791
On June, 2020	2	quarterly vesting	5.6 years
On June, 2020	3	immediate	5.6 years
On June, 2020	4,000	25% on first anniversary, then quarterly vesting	10 years
On June, 2020	450	50 immediately, then quarterly vesting	10 years
On June, 2020	1400	400 immediately, then quarterly vesting	10 years
On June, 2020	1,123	1 year	10 years
On June, 2020	50	Immediate	10 years
On June, 2020	225	Immediate	7.8 years
On August, 2020	50	Immediate	10 years
On August, 2020	499	quarterly vesting	10 years
On October, 2020	220	quarterly vesting	10 years
Balance December 31, 2020	13,813

On January, 2020	60	25% on first anniversary, then quarterly vesting	10 years
On March, 2020	244	immediate	10 years
On March, 2020	100	quarterly vesting	10 years
On March, 2020	250	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	2,441	25% immediately, 25% on first anniversary, then quarterly vesting	10 years
On January, 2021	165	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	1,670	quarterly vesting	10 years
On March, 2021	241	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	114	quarterly vesting	10 years
On May, 2021	190	25% on first anniversary, then quarterly vesting	10 years
On May, 2021	705	3 years quarterly	10 years
On August, 2021	65	25% on first anniversary, then quarterly vesting	10 years
On August, 2021	450	quarterly vesting	10 years
On November, 2021	1,220	25% on first anniversary, then quarterly vesting	10 years
On November, 2021	559	3 years quarterly	10 years
Balance December 31, 2021	22,287

B. Measurement of fair values

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	December 31, 2021	December 31, 2020
Share price	$3.69	$0.92
Exercise price	$0.87 to $3.40	$0.10 to $1.76
Expected volatility (weighted-average)	156.0%	65.0% to 66.1%
Expected life (weighted-average)	10 years	3 to 10 years
Expected dividends	- %	- %
Risk-free interest rate (based on US government bonds)	1.45%	1.38%

Expected volatility has been based on an evaluation of historical volatility of the company's share price.

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

C. Reconciliation of outstanding stock-options

	December 31, 2021		December 31, 2020
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	12,851	$0.27	5,791	$0.13
Granted	8,474	1.70	8,022	0.37
Forfeited/ Expired	(370)	-	-	-
Exercised	(140)	(0.13)	(962)	(0.10)
Outstanding at end of year	20,815	$0.71	12,851	$0.27
Exercisable as at end of year	10,295		3,103

The stock-options outstanding as of December 31, 2021 had a weighted average exercise price of $0.71 (December 31, 2020: $0.27) and a weighted-average contractual life of 10 years (December 31, 2020: 3 to 10 years).

D. Restricted share unit plan

i. Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive RSUs that, upon vesting, entitled the holder to a Common Share or cash payment in lieu of a Common Share. The RSUs are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the year ended December 31, 2021 was $1,023. The stock compensation attributable to agent growth was classified as marketing expense. The stock compensation award granted to FTEs was classified as General and Administrative expense on the audited consolidated statements of loss and comprehensive loss.

RSUs awarded in the agent incentive program purchase plan are based on a percentage of commission withheld to purchase Common Shares. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSUs awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The Company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

The following table illustrates changes in the Company's stock compensation liability for the periods presented:

Amount
Balance at, December 31, 2019	-
Stock Grant Liability Increase	15
Stock Grants Released from liability to equity	-
Balance at, December 31, 2020	15
Stock Grant Liability Increase	2,482
Stock Grants Released from liability to equity	(229)
Balance at, December 31, 2021	2,268

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

The following table illustrates the Company's stock activity (in units) for the restricted share unit plan.

Amount
Balance at, December 31, 2019	-
Granted	121
Vested and Issued	-
Balance at, December 31, 2020	121
Granted	3,951
Vested and Issued	(76)
Forfeited	(31)
Balance at, December 31, 2021	3,965

The following table provides a detailed breakdown of the stock-based compensation expense as reported in the Consolidated Statement of Loss and Comprehensive Loss.

Stock Based Compensation Expense

	December 31, 2021			December 31, 2020
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses - Agent Stock Based Compensation	1,188	1,006	2,194	45	24	69
Marketing Expenses - FTE Stock Based Compensation	135	-	135	143	-	143
Research and Development - FTE Stock Based Compensation	1,545	-	1,545	182	-	182
General and Administrative - FTE Stock Based Compensation	1,316	17	1,333	744	-	744
Total Stock Based Compensation Expense	4,184	1,023	5,207	1,114	24	1,138

On May 20, 2021 the Company began transacting under the NCIB to purchase up to 7,170 of its common shares representing approximately 5% of the total 143,404 Common Shares issued and outstanding as of April 30, 2021. Purchases will be made at prevailing market prices commencing on or about May 20, 2021 and ending on the earlier of: (i) one year from such commencement; or (ii) the date on which the Company has purchased the maximum number of Shares to be under the NCIB. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan. During the twelve months ended December 31, 2021, there were 4,906 shares purchased in the amount of $12,644.

The Company has appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit ("RSU") payments well as deal with other administration matters. Through the trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. RBCCM is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

12. CASH

	December 31, 2021	December 31, 2020
Cash	29,082	21,226
Restricted Cash	47	47
Total Cash	29,129	21,273

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

13. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

Description	Cost	Dividends, Interest & Income	Gross Unrealized Losses	Estimated Fair Value December 31, 2021
U.S. Government Bonds	5,095	150	(212)	5,033
Municipal Bonds	2,945	73	(118)	2,900
Alternative Strategies	900	-	(22)	878
Short Term Investments	8,940	223	(352)	8,811

Investment securities are recorded at fair value. The company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities. Alternative strategies include number of securities such as Bank Loans, Treasury Notes, Treasury futures, Currencies, FX Forwards, FX Futures, FX Swap, Corporate Debt, Federal Reserve Repos and mortgage-backed securities. The products in investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

14. PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS

Reconciliation of Carrying Amounts

	Computer Equipment	Furniture and Equipment	Total
Cost
Balance at December 31, 2019	21	65	86
Additions	12	4	16
Balance at December 31, 2020	33	69	102
Additions	172	-	172
Balance at December 31, 2021	205	69	274
Accumulated Depreciation
Balance at December 31, 2019	21	64	85
Depreciation	3	-	3
Balance at December 31, 2020	24	64	88
Depreciation	15	1	16
Balance at December 31, 2021	39	65	104

Carrying Amounts
Balance at December 31, 2020	9	5	14
Balance at December 31, 2021	166	4	170

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2019	-	-	-
Additions	-	-	-
Balance at December 31, 2020	-	-	-
Additions	564	602	1,166
Balance at December 31, 2021	564	602	1,166
Accumulated Depreciation
Balance at December 31, 2019	-	-	-
Depreciation	-	-	-
Balance at December 31, 2020	-	-	-
Depreciation	113	-	113
Balance at December 31, 2021	113	-	113

Carrying Amounts
Balance at December 31, 2020	-	-	-
Balance at December 31, 2021	451	602	1,053

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

15. CAPITAL AND RESERVES

A. Share capital and share premium

All Common Shares rank equally with regards to the Company's residual assets. Preference shareholders participate only to the extent of the face value of the shares.

		Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
In issue at beginning of year		21,668	1,265	14,818	-	-	11,750
Issued for cash		26,475	-	-	-	-	-
Conversion		14,818	11,750	(14,818)	-	-	(11,750)
Private placement	4	-	1,588	-	-	-	-
ADL shares	4	-	730	-	-	-	-
Conversion of convertible debt	4	-	250	-	-	-	-
Exercise of stock options		207	2	-	-	-	-
Acquisition of common shares for RSU Plan		(12,644)	-	-	-	-	-
Release of vested common shares from employee benefit trusts		229	-	-	-	-	-
Private placement	16	-	500	-	-	-	-
Warrants issued via Pipe transaction	5	-	5,583	-	-	-	-
Shares issued via Pipe transaction	5	-	-	-	14,818	-	-
In issue at end of year - fully paid		50,753	21,668	-	14,818	-	-
Authorized (thousands of shares)		Unlimited	123,000	Unlimited	123,000	66,000	66,000

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Share Consolidation and Share Split

On May 26, 2021, the Company consolidated all of its issued and outstanding Common Shares the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares.

On July 12, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share.

i. Non- controlling interests

During 2020, the Company completed the Insight Partners investment whereby Real PIPE issued 17,287 Preferred Units at a price of $1.19 (CAD $1.52) per Preferred Unit were issued along with Warrants. The Company also issued 17,287 Warrants, each exercisable into one common share at a price of $1.48 (CAD $1.9)

On June 28, 2021 all Warrants held by the Insight Partners were exercised for an aggregate gross price of $26.6 million (CAD $32.8 million)

On August 3, 2021, certain the Insight Partners were issued an aggregate of 17,287 Common Shares in the exchange of all of the Insight Partners' Preferred Units.

ii. Private Placement

During 2020, Real raised an aggregate amount of $500 ($665 CAD less customary expenses) by way of a non-brokered private placement of 1,900 common shares at a price of $0.27 ($0.35 CAD) per common share.

16. CAPITAL MANAGEMENT

Real defines capital as its equity. It is comprised of, common shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended December 31, 2021 and 2020.

The following table presents liquidity:

	For the Year Ended
	December 31, 2021	December 31, 2020
Cash	29,082	21,226
Restricted Cash	47	47
Other Receivables	23	221
Short term investments	8,811	-
Total Capital	37,963	21,494
Loans and Borrowings	-	-

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

17. LEASE LIABILITY AND RIGHT OF USE ASSET

The Company subleases corporate office in New York, NY under a lease agreement dated December 1, 2017, and the lease expires on June 30, 2023. A summary of the changes in the right-of-use asset for the year ended December 31, 2021 and 2020 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2019	433
Additions	69
Balance at December 31, 2020	502
Additions	-
Balance at December 31, 2021	502
Accumulated Depreciation
Balance at December 31, 2019	221
Depreciation	88
Balance at December 31, 2020	309
Depreciation	84
Balance at December 31, 2021	393

Carrying Amounts
Balance at December 31, 2020	193
Balance at December 31, 2021	109

On December 1, 2017, the Company entered into operating lease agreement which resulted in the lease liability of $131 (undiscounted value of $135, discount rate 4%). This liability represents the monthly lease payment from January 1, 2022 to June 30, 2023. A summary of changes in the lease liability during the years ended December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	94	90
One year to five years	41	181
More than five years	-	-
Total undiscounted lease liabilities	135	271
Lease liabilities included in the balance sheet	131	215
Current	91	85
Non-current	40	130

The following is a schedule of the Company's future lease payments (base rent portion) under lease obligations:

Future lease payments
Fiscal 2022 (Jan 1, 2022 to Dec 31, 2022)	94
Fiscal 2023 (Jan 1, 2023 to June 30, 2023)	41
Total undiscounted lease payments	135
Less: imputed interest	(4)
Lease liability as at December 31, 2021	131

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
18. OTHER PAYABLES

The other payables primarily consist of Escrow Funds Payables. This is the cash held in escrow by the Company's brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released.

	December 31, 2021	December 31, 2020
Escrow Funds Payables	3,264	-
Other Payables	91	64
Total Other Payables	3,351	64

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

19. FINANCIAL INSTRUMENTS - FAIR VALUE AND RISK MANAGEMENT

A. Accounting classifications and fair values

	For the Year Ended December 31, 2020
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	-	-
Total Financial Assets Measured at Fair Value (FV)	-	-	-	-	-
Financial Assets Not Measured at Fair Value (FV)
Cash	21,226	-	21,226	21,226	21,226
Restricted Cash	47	-	47	47	47
Trade Receivables	117	-	117	117	117
Other Receivables	221	-	221	221	221
Total Financial Assets Not Measured at Fair Value (FV)	21,611	-	21,611	21,611	21,661
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	815	815	815	815
Other Payables	-	64	64	64	64
Total Financial Liabilities Not Measured at Fair Value (FV)	-	879	879	879	879

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
	For the Year Ended December 31, 2021
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	8,811	8,811
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,811	8,811
Financial Assets Not Measured at Fair Value (FV)
Cash	29,082	-	29,082	29,082	29,082
Restricted Cash	47	-	47	47	47
Trade Receivables	254	-	254	254	254
Other Receivables	23	-	23	23	23
Total Financial Assets Not Measured at Fair Value (FV)	29,406	-	29,406	29,406	29,406
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	6,604	6,604	6,604	6,604
Other Payables	-	3,351	3,351	3,351	3,351
Total Financial Liabilities Not Measured at Fair Value (FV)	-	9,955	9,955	9,955	9,955

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

B. Transfers between levels

During the year ended December 31, 2021 and 2020, there have been no transfers between Level 1, Level 2 and Level 3.

C. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

- credit risk (see (ii));

- liquidity risk (see (iii));

- market risk (see (iv)); and

- investment risk (see (v)).

i. Risk management framework

The Company's activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company's finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company's audit committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at December 31, 2021, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows:

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)
	December 31, 2021	December 31, 2020
US	230	117
Other Regions	24	-
Trade Receivables	254	117

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different CGUs based on the following common credit risk characteristics - geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company's view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

iv. Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollar.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of December 31, 2021 and December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, December 31, 2021
CAD (-5% movement)	43	(43)	4	(4)
ILS (-5% movement)	39	(39)	54	(54)
Balance at, December 31, 2020
CAD (-5% movement)	-	-	-	-
ILS (-5% movement)	209	(209)	199	(199)

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

Foreign Currency Risk Management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
CAD	(1,331)	(54)	3,291	300
ILS	(1,420)	(103)	191	863
Total Exposure	(2,751)	(157)	3,482	1,163

v. Investment risk

The Company invested funds from the PIPE transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company's investment activity is included in Note 14.

20. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

21. KEY MANAGEMENT PERSONNEL

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Technology Officer and other members of the executive team. Executive officers participate in the Company's stock option program (see Note 11.A.i). Directors and officers of the Company control approximately 20.80% of the voting shares of the Company. Key management personnel compensation for the period consistent of the following:

	Year Ended
	December 31, 2021	December 31, 2020
Salaries and Benefits	1,476	849
Consultancy	270	44
Stock-based Compensation	2,412	947
Compensation Expenses Related to Management	4,158	1,840

22. SUBSEQUENT EVENTS

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Expetitle Transaction").

THE REAL BROKERAGE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020 (U.S. dollar in thousands unless otherwise noted)

The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration $8,232 with $7,432 payable in cash at the closing of the Expetitle Transaction and $800 subject to escrow, that will be released after twelve (12) months upon the satisfaction or waiver of certain terms and conditions.

In connection with the Transaction, Real also granted an aggregate of 700 Options and an aggregate of 1.1 million RSUs to members of the Expetitle team. The Options will vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs will vest quarterly over 3 years.

The Company has determined the Expetitle Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.